UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Westwood Holdings Group, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

961765104

(CUSIP Number)

Brian O. Casey

200 Crescent Court, Suite 1200

Dallas, Texas 75201

(214) 756-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96175104
1.	Names of reporting persons. Brian O. Casey
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 472,514
	8.	Shared voting power 0
	9.	Sole dispositive power 297,514
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 472,514
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.3%
14.	Type of reporting person (see instructions) IN

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is common stock, par value $0.01 per share (“Common Stock”), of Westwood Holdings Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 200 Crescent Court, Suite 1200, Dallas, Texas 75201.

Item 2.	Identity and Background

(a) The name of the person filing this statement is Brian O. Casey.

(b) The business address of Mr. Casey is 200 Crescent Court, Suite 1200, Dallas, Texas 75201.

(c) Mr. Casey’s principal employment is as Chief Executive Officer of the Issuer.

(d) During the last five years, Mr. Casey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Casey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Casey is a citizen of the United States of America.

Item 3.	Source and Amount of Funds and Other Considerations

On April 21, 2010, was issued 175,000 shares of restricted Common Stock pursuant to a restricted stock agreement between Mr. Casey and the Issuer. Subject to service and performance vesting conditions, the restricted stock will vest 20% per year over a five year period and cannot be sold or transferred until those conditions are met. The fair value of the shares at the time of grant was $6,982,500.

The other shares of Common Stock beneficially owned by Mr. Casey were acquired as follows:

(1) The Issuer was incorporated under the laws of the State of Delaware on December 12, 2001 as a subsidiary of SWS Group, Inc. (“SWS”). On June 28, 2002, SWS completed the spin-off of the Issuer by effecting a dividend distribution of all of the Issuer’s Common Stock held by SWS to all of its stockholders on a pro rata basis (the “Spin-Off”). Mr. Casey currently owns 175,917 shares of Common Stock that were held by him prior to the Spin-Off. Prior to the Spin-Off, Mr. Casey held 240,917 shares of the Issuer’s Common Stock, which were purchased from SWS on December 14, 2001. In connection with the Spin-Off, Mr. Casey received an additional 564 shares of Common Stock. On August 19, 2003, Mr. Casey sold 50,000 of these shares, and on December 17, 2009 he transferred 15,000 of these shares as a gift. On December 17, 2009, Mr. Casey also transferred, as a gift, 650 shares to accounts for each of his three children established under the Uniform Transfer to Minors Act (“UTMA”). However, as trustee of such accounts, Mr. Casey retains sole dispositive power and sole voting power with respect to the 1,950 shares held in the UTMA accounts.

(2) On July 1, 2002, Mr. Casey was granted options to acquire 22,000 shares of Common Stock at an exercise price of $12.90 per share; 10,000 of which were exercised on August 1, 2006, and 12,000 of which remain vested and unexercised. The 12,000 unexercised options expire on July 1, 2012.

(3) Between July 29, 2003 and July 26, 2005, Mr. Casey was issued 45,000 shares of restricted Common Stock subject to time vesting, 5,081 shares of which were forfeited on or prior to July 1, 2009, and 39,919 shares of which vested on or prior to July 1, 2009.

(4) On May 25, 2006, Mr. Casey was issued 100,000 shares of restricted Common Stock subject to performance vesting over a four-year period, 28,886 shares of which were forfeited on or prior to February 24, 2010, and 71,114 shares of which vested on or prior to February 24, 2010.

Mr. Casey has previously reported beneficial holdings of shares of Common Stock on Schedule 13G, as amended.

Item 4.	Purpose of Transaction

These shares were granted to Mr. Casey, as an executive of the Issuer, in order to further align his interests with those of the Issuer’s shareholders and to incentivize Mr. Casey to lead the Issuer to achieve certain performance goals over the next five years.

Mr. Casey will review from time to time various factors relevant to his beneficial ownership of the Company’s securities, including trading prices for the Company’s Common Stock and conditions in capital markets generally, developments in the Company’s business and financial condition, results of operations and prospects and other factors and may, from time to time, dispose of some or all of the Company’s Common Stock that he beneficially holds, or acquire additional securities of the Company, in privately negotiated transactions, open market sales or purchases, or otherwise. Mr. Casey has in the past acquired, and may in the future acquire, restricted stock awards, stock options or other rights to acquire securities of the Company in the ordinary course of business in connection with his service as an executive officer of the Company.

(a) On May 12, 2009, Mr. Casey adopted a prearranged trading plan with J.P. Morgan Securities Inc. to purchase Common Stock of the Issuer in accordance with Rule 10b5-1 (“Rule 10b5-1”) of the Exchange Act (the “Plan”). The Plan specifies the timing and market prices for the purchases, subject to the terms and conditions of the Plan. Mr. Casey has no control over the timing of the stock purchases under the Plan. Mr. Casey does, however, retain the right to amend or terminate the Plan in accordance with Rule 10b5-1. The Plan is scheduled to terminate on May 10, 2010 unless earlier terminated or amended by Mr. Casey. Mr. Casey intends to renew the Plan upon or prior to its termination.

Other than set forth herein and in his capacity as a director and Chief Executive Officer of the Company, Mr. Casey does not presently have plans or proposals at the current time that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Casey is the beneficial owner of 472,514 shares of Common Stock. These shares of Common Stock constitute approximately 6.3% of the shares of Common Stock based on the 7,474,049 shares of Common Stock issued and outstanding as of April 29, 2010.

(b) Mr. Casey has the sole power to vote or to direct the vote of 472,514 shares of Common Stock, and sole power to dispose or to direct the disposition of 297,514 shares of Common Stock.

(c) No transactions in the class of securities reported have been effected during the past sixty (60) days by Mr. Casey other than (i) the grant of 175,000 shares of restricted Common Stock shares of Common Stock acquired on April 21, 2010 as described in Item 3, and (ii) the purchase by the Issuer of 8,086 shares of Common Stock from Mr. Casey on February 24, 2010 at $39.22 per share in order to satisfy tax obligations related to the vesting of previously granted restricted shares.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by Mr. Casey.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Casey and the Issuer entered into a Restricted Stock Agreement on April 21, 2010 (the “Restricted Stock Agreement”). The Restricted Stock Agreement provides for the grant of 175,000 shares of restricted common stock to Mr. Casey, which shares of restricted stock vest 20% per year over a period of five years, provided that the performance goal for the applicable year has been met.

In addition, on April 21, 2010, Mr. Casey and the Issuer entered into an Executive Employment Agreement, which is effective as of May 1, 2010 (the “Employment Agreement”).

On May 12, 2009, Mr. Casey adopted a prearranged trading plan with J.P. Morgan Securities Inc. to purchase Common Stock of the Issuer in accordance with Rule 10b5-1. The Plan specifies the timing and market prices for the purchases, subject to the terms and conditions of the Plan. Mr. Casey has no control over the timing of the stock purchases under the Plan. Mr. Casey does, however, retain the right to amend or terminate the Plan in accordance with Rule 10b5-1. The Plan is scheduled to terminate on May 10, 2010 unless earlier terminated or amended by Mr. Casey. Mr. Casey intends to renew the Plan upon or prior to its termination.

References to the Employment Agreement and the Restricted Stock Agreement are qualified in their entirety by reference to the copies of the Employment Agreement and the Restricted Stock Agreement included as Exhibit 1 and Exhibit 2 to this Statement, and is incorporated herein in its entirety where such references appear.

Except as otherwise described in this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Casey and any person with respect to any shares of Common Stock of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Document

1	Executive Employment Agreement dated as of May 1, 2010 between the Company and Brian O. Casey.*

2	Restricted Stock Agreement dated April 21, 2010 between the Company and Brian O. Casey.*

*	Incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 23, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2010

/s/ Brian O. Casey
Brian O. Casey